Designated Filer:	STONEHILL CAPITAL MANAGEMENT LLC
Issuer & Ticker Symbol:	WCI Communities, Inc. [WCIC]
Date of Event Requiring Statement:	February 20, 2014

Explanation of Responses

(1)
On February 20, 2014, Management (as defined below), as an affiliate of a non-employee director, was granted restricted stock units by WCI Communities, Inc. (the “Company”).  These restricted stock units will vest in their entirety on the first business day immediately prior to the Company’s annual shareholders’ meeting in 2015, subject to the continued services of the applicable non-employee director.  In accordance with the terms of the grant, following vesting, the Company will pay to the holder a cash amount equal to the fair market value of a number of shares of the Company’s common stock equal to the number of restricted stock units.  The closing price of the Company’s common stock on February 20, 2014 was $18.81.

(2)
This Form 4 is being filed on behalf of Stonehill Capital Management LLC, a Delaware limited liability company ("Management"), Stonehill General Partner, LLC, a Delaware limited liability company ("GP") and Messrs. John Motulsky, Christopher Wilson, Wayne Teetsel, Thomas Varkey, Jonathan Sacks, Peter Sisitsky, Michael Thoyer and Michael Stern (collectively, the "Reporting Persons"). Messrs. Motulsky, Wilson, Teetsel, Varkey, Sacks, Sisitsky, Thoyer and Stern are managing members of GP and Management and may be deemed to control the Reporting Persons.  Each of Management, GP and Messrs. Motulsky, Wilson, Teetsel, Varkey, Sacks, Sisitsky, Thoyer and Stern disclaim beneficial ownership of all shares held directly by Management except to the extent of any indirect pecuniary interest therein.

(3)	Restricted Stock Units held directly by Management.